# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micropolis AI Robotics, CIK 0001993431
CUSIP: G6083M101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building, Dubai Production City, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001810576

## Reporting persons
- Egor Romanyuk: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 5,509,000; shared voting power 0; sole dispositive power 5,509,000; shared dispositive power 0; aggregate amount beneficially owned 5,509,000 (15.45% of the class)
  Comment: From 2021 to 2024, Mr. Egor Romanyuk (the "Reporting Person") acquired 5,509,000 Ordinary Shares of Micropolis AI Robotics (the "Issuer") prior to its initial public offering. As of the date of this Statement, the Reporting Person beneficially owns 5,509,000 Ordinary Shares of the Issuer. Based on 35,653,447Ordinary Shares outstanding as of May 5, 2026, the 5,509,000 Ordinary Shares represent approximately 15.45% of the outstanding Ordinary Shares of the Issuer. The Reporting Person has sole voting and dispositive power over these shares and shared voting and dispositive power over 0 shares of the Issuer's stock.

## Item 1. Issuer
Name of issuer: Micropolis AI Robotics
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building, Dubai Production City, Dubai, UAE

## Item 2. Person Filing
Name of person filing: Egor Romanyuk
Address of principal business office or, if none, residence: Bluewaters Residences 11, 109, Dubai, UAE
Citizenship: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,509,000
Percent of class: 15.45%
Sole power to vote or to direct the vote: 5,509,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,509,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Egor Romanyuk: /s/ Egor Romanyuk, Egor Romanyuk (05/12/2026)